ROSA A. TESTANI 212.872.8115/fax: 212.872.1002 rtestani@akingump.com

February 6, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Matthew Crispino

Re:	EVERTEC, Inc.
Amendment No. 2 to Confidential Draft Registration Statement on Form S-1 Submitted January 10, 2013 CIK No. 0001559865

Ladies and Gentlemen:

Set forth below are the responses of EVERTEC, Inc. (the “Company”) to (a) the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 25, 2013, with respect to the confidential draft registration statement referenced above (the “Confidential Amendment No. 2”) and (b) the oral comment conveyed by the Staff on January 30, 2013 regarding the graphic included on page 6 of Confidential Amendment No. 2. Separately today, the Company has filed publicly with the Commission a Registration Statement on Form S-1 (the “Registration Statement”). Although the Registration Statement filed today via EDGAR was a clean unmarked version, we have arranged for courtesy copies of the Registration Statement to be delivered to the Staff, with such courtesy copies marked to indicate changes from the Confidential Amendment No. 2.

In addition, in accordance with Section 106(a) of the Jumpstart Our Business Startup Act, the initial Confidential Draft Registration Statement submitted by the Company on November 2, 2012, Amendment No. 1 to the Confidential Draft Registration Statement submitted by the Company on December 20, 2012 and Confidential Amendment No. 2 have been made publicly available today on EDGAR.

For your convenience, we have set forth below the Staff’s comments as set forth in the January 25, 2013 letter, followed by the Company’s responses thereto (including page references to the Registration Statement, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Securities and Exchange Commission February 6, 2013 Page 2

A. Letter dated January 25, 2013

Summary, page 1

1.	We note your response to prior comment 7. Please provide us with complete copies of the industry research reports you cite for our review. Also, where you cite the July 2012 Nilson report in the prospectus, disclose that its ranking of your competitive status is based upon “total transactions” and indicate whether this is based upon the dollar amount or volume of your transactions. Finally, in your response letter explain how the information you cite in the July 2012 Nilson report supports your claim that you are the largest merchant acquirer in Central America.

The Company has provided the requested explanation and complete copies of the industry research reports in a supplemental response letter, dated the date hereof (the “Supplemental Response Letter”), which has been provided to the Staff, under separate cover, in paper copy, pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Revisions have been made to pages 1, 3, 6, 43, 63, 65 and 68 of the Registration Statement in response to this comment to disclose that the ranking of the Company’s competitive status is based on upon total number of transactions.

2.	We note your response to prior comment 8 and the supplemental support you provided. Please provide us with complete copies of all of the supporting documents for our review. Also, clarify whether Exhibit F is an internal company report or was prepared by someone outside your company. Finally, please address the following information in your response letter:

•	Explain how the Nilson report you reference supports your claim that the ATH Network is one of the leading “financial services brands” in Latin America;

•

Tell us the source of the data used to prepare Exhibit G. If the data were generated internally by the company, please qualify your claim that ATH branded products were the most frequently used electronic method of payment in Puerto Rico to indicate that this is the opinion of management or advise why such a qualifier is unnecessary; and

•

Provide us with additional support for your claim that you are the leading card issuer and core bank processor in the Caribbean. In this regard, Exhibit H appears to rank banks by market share only in Puerto Rico and, therefore, does not appear to provide support for the claim that Banco Popular de Puerto Rico is the largest bank in the Caribbean. Please also provide us with

Securities and Exchange Commission February 6, 2013 Page 3

supplemental support for your claim that there is only one non-bank provider of cash processing services to the U.S. Federal Reserve in each region.

The Company has provided the requested complete copies of supporting documents and additional support in the Supplemental Response Letter. Please note, however, that the Company has also deleted the references to the ATH network being one of the leading financial services brands on pages 1, 3, 6, 43, 63, 65 and 68 in response to this comment.

Company Overview, page 1

3.	Please revise your summary to concisely explain what you mean by the term “end-to-end technology platform.”

Revisions have been made to pages 1, 44 and 63 in response to this comment.

4.	We note your response to prior comment 10. Please clarify how the solutions you describe on page 1 are “mission critical.” Also, describe in greater detail what “pure-play vendors” are and the types of “single product[s]” they may provide.

Revisions have been made to pages 1, 43 and 63 in response to this comment.

History and Separation from Popular, page 2

5.	We note your response to prior comment 9 and your revised disclosure on page 8. Please revise this section to describe briefly the material terms of the Stockholder Agreement with Popular and Apollo. Address specifically the number of directors that Popular and Apollo have the right to nominate under the Stockholder Agreement and the fact that, following the consummation of the offering, the members of your Board will continue to be nominated in accordance with the terms of the Stockholder Agreement.

The Company has expanded the disclosure describing the material terms of the Stockholder Agreement on page 8, including the director nomination rights under the Stockholder Agreement, and has added a cross-reference on page 2 to this summary description. The Company believes the brief description of the Stockholder Agreement fits more naturally under

“Summary—Principal Stockholders” as it is a current, ongoing agreement with both Apollo and Popular and sets forth their rights as stockholders, while the “History and Separation from Popular” section is a historical summary and focuses on the business relationship between the Company and Popular under the Master Services Agreement.

Our Competitive Strengths

Broad and Deep Customer Relationships and Recurring Revenue Business Model, page 4

6.	We note your response to prior comment 14. Please revise your disclosure to clarify what you mean by “recurring revenue streams.” Also revise your disclosure to discuss briefly the solutions that result in project-based revenues and the solutions that result in recurring revenues.

Revisions have been made to pages 4 and 66 in response to this comment, including replacing the term “recurring revenue streams” with the term “recurring revenue” which the Company believes is the more commonly understood term.

Securities and Exchange Commission February 6, 2013 Page 4

Our Business, page 6

7.	We note your response to prior comment 16. The services you provide and how the Merchant Acquiring Solutions differ from the Payment Processing Solutions and Business Solutions continues to be unclear. For example, please clarify how the services you provide are similar to the services provided by Visa and MasterCard and how the POS processing, terminal driving solutions and sale and rental of POS devices under payment processing solutions are different than the sales and deployment of POS devices under Merchant Acquiring Solutions.

Revisions have been made to pages 6, 7, 68 and 69 in response to this comment.

Summary of Historical Consolidated and Combined Financial Data, page 12

8.	Your presentation includes 2010 Full Year that combines your successor and predecessor periods for 2010. It is inappropriate to merely combine these columns without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. The Full Year should also be labeled as pro forma information instead of in the context of Non-GAAP. Full Non-GAAP financial statements are generally not appropriate. We refer you to Question 102.10 of the Compliance and Disclosure Interpretations: Non-GAAP. In addition, we note similar presentation on your page 13. Please advise.

Revisions have been made to pages 12, 13 and 35 in response to this comment to delete the 2010 Full Year information.

Industry and Market Data, page 35

9.	We note your response to prior comment 6 and we reissue part of the comment. Because investors are entitled to rely on the information you provide in the prospectus, please remove the statement that there can be no assurance as to the accuracy or completeness of the information included in the prospectus. Also, we note the statement that “statements as to our market share and market position relative to our competitors are approximated and based on management estimates.” Please revise your prospectus wherever such claims about your market share and position are made to indicate clearly that these statements are approximated and based on management estimates.

Revisions have been made to page 35 to remove the statement that there can be no assurance as to the accuracy or completeness of the information included in the prospectus. Additionally, revisions have been made to pages 3 and 65 to indicate the statements that are approximated and based on management estimates.

Securities and Exchange Commission February 6, 2013 Page 5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the nine months ended September 30, 2012 to September 30, 2011

Revenues, page 48

10.	We note your response to prior comment 24. However, you have not described in quantitative terms how each of the factors you identify impacted your revenue. Please revise here and in your revenue discussion for the comparison of the year ended December 31, 2011 to the nine months ended September 30, 2012. Also, provide similar quantitative disclosure for the factors that impacted your operating costs and expenses for the same periods.

Revisions have been made to pages 48, 49, 51 and 52 in response to this comment.

Income tax expense (benefit), page 49

11.	We note your expanded disclosure in response to prior comment 25. Please quantify the significant reconciling items that are included in your discussion. We also note your response to the “Other” line item. In consideration that this “Other” line item is your largest reconciling item as noted in the table on page F-16; please include this in your discussion of income tax expense (benefit). Also, consider revising the line item in your table to more clearly identify the nature of this amount.

Revisions have been made to pages 49 and F-16 in response to this comment. Accordingly, the “Other” line item was segregated to more clearly identify the nature of amounts included in that line item. As a result of the new segregation, no explanation related to the “Other” line item was added to the disclosure.

Liquidity and Capital Resources, page 53

12.	We have reviewed your response to prior comment 27. While we note that you intend to permanently reinvest such funds outside of Puerto Rico and that the Company’s current liquidity requirements would not require the repatriation of these funds, we continue to believe you should provide enhanced liquidity to disclose the amount of cash held by non-Puerto Rican subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Revisions have been made to page 53 in response to this comment.

Securities and Exchange Commission February 6, 2013 Page 6

Critical Accounting Estimates

Revenue and expense recognition, page 59

13.	We note your response to prior comment 34. Clarify whether you bifurcate the arrangement fee to any of the elements within your multiple element arrangement. In this regard, clarify whether all elements are delivered or recognized as revenue at the same time. Indicate whether any of your arrangements include an undelivered element. Revise your disclosures accordingly.

Revisions have been made to page 59 in response to this comment.

14.	We have reviewed your response to prior comment 35. Please clarify how you have determined that contracts with multiple elements within your Business Solutions segment are immaterial. In this regard, we note your disclosure on page 69 that you offer a full suite of business process management solutions. Tell us if a customer will only engage you for one solution. We also note your disclosure on page 68 that you offer a full suite of merchant support services. Please tell us how you determined that you do not offer multiple element arrangements within your Merchant Acquiring solutions.

The Staff is supplementally advised that the Company offers a full suite of business solutions products to its customers, but the customer may choose to engage the Company for only one product or for multiple products, based on the customers’ needs. Generally, each product within our broad offering of products or services has its stand-alone selling price and deliverables. Also, the majority of our multiple element arrangements include one or more element that is subject to other accounting guidance or topics, including, for example, software revenue recognition. The consideration of these multiple element arrangements is allocated to each group of deliverables based on ASC 605-25 and those subject to other topics based on its specific applicable guidance. Generally, revenue is recorded as earned when the following four criteria are met: (i) evidence of an agreement exists, (ii) delivery and acceptance has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collection of the selling price is reasonably assured.

Also, the Staff is supplementally advised that the Company offers a full suite of Merchant Acquiring services to its customer’s which means that they can select one or more services. Each service has its separate fee, either a monthly fee for POS rental or a fee based on transactions. Rental fee revenue is recognized as earned on a monthly basis while transaction based services revenue is earned when the underlying transaction is processed. Within the Merchant Acquiring business segment there are no undelivered services since all fees are either based on transactions processed or monthly rental of POS equipment.

In light of the Staff’s comment, revisions have been made to page 59.

Share-based compensation, page 60

15.	We note your expanded disclosure in response to prior comment 29. Your disclosure indicates that a number of key valuation inputs were used. Please expand your disclosure to discuss each of these assumptions used.

Revisions have been made to page 60 in response to this comment.

Certain Relationships and Related Party Transactions

Cash Depot Subcontract, page 101

16.	The description of the cash depot subcontract provided in response to prior comment 49 appears to contain material information about the agreement that is not disclosed in this section. Revise the disclosure in this section to include all of the information about the contract provided in your response to comment 49 or advise why such information is not required to be disclosed in the prospectus.

Revisions have been made to page 101 in response to this comment.

Securities and Exchange Commission February 6, 2013 Page 7

Report of Independent Registered Public Accounting Firm, page F-21

17.	We note your auditor states that it conducted its audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Please have your auditor tell us why they are referring only to “auditing” of the PCAOB instead of all standards. We refer you to PCAOB Auditing Standards No. 1.

The Company’s auditors have reissued their opinions dated April 6, 2011 and October 23, 2012 to indicate the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board. Please refer to the opinions included on pages F-21 and F-22 of the Registration Statement.

Exhibits

18.	We note your response to prior comment 49. With respect to the ATH Network Participation Agreement, the ATH Support Agreement, the Ticketpop Services Agreement, the Venezuela Transition Services Agreement and the Virgin Islands Services Agreement, please tell us in greater detail why you believe each of these agreements is immaterial to you given your relationship with Popular. Also, in regard to the ATH Network Participation Agreement, we note the disclosure on page 99 that Banco Popular has granted you a right of first refusal with respect to any development, maintenance or other technology project related to ATH Network Services and has agreed to use you as the exclusive provider of the ATH Network Services throughout the term of the agreement. Please tell us if these terms appear in your “form ATH Network Participation Agreement.” Finally, as your Master Lease Agreement with Banco Popular relates to your principal executive offices, it does not appear to be immaterial to you. Please file the lease and related amendments as exhibits or advise.

In light of the reissuance of the Staff’s comment, the Company has filed copies of the ATH Network Participation Agreement, the ATH Support Agreement, the Ticketpop Services Agreement, the Venezuela Transition Services Agreement, the Virgin Islands Services Agreement and the Master Lease Agreement, along with related amendments, as Exhibits 10.48 through 10.58 to the Registration Statement. Separately, the Company has also made a request for confidential treatment for certain information contained in Exhibits 10.7, 10.48, 10.49, 10.50, 10.51, 10.52 and 10.53 pursuant to Rule 406 of the Securities Act. As set forth in Rule 406 of the Securities Act, the Company has omitted from these exhibits the portions thereof that it desires to keep undisclosed (the “Confidential Portions”), and has placed “[ * * * ]” in lieu of such Confidential Portions to indicate that such Confidential Portions have been redacted from the public filing. Courtesy copies of the confidential treatment request are

Securities and Exchange Commission February 6, 2013 Page 8

being separately furnished to the Staff. The Company understands that the Registration Statement may not be declared effective until the Commission has taken action on its confidential treatment request and would greatly appreciate the prompt review and consideration of its request.

The Company also confirms that the right of first refusal and exclusivity provisions contained in the ATH Network Participation Agreement entered into with Banco Popular are contained in the form ATH Network Participation Agreement used by the Company.

In addition, attached as Annexes A, B and C to this letter, we are submitting for the Staff’s supplemental review drafts of the opinions the Company expects to file in the future as Exhibits 5.1, 8.1 and 8.2 to the Registration Statement.

B. Oral Comment Made on January 30, 2013

Please clarify the disclosure on page 6 to make it more apparent to the reader as to how the graphic depicts the transaction processing value chain and explain how the terms direct sales, proprietary network and technology processing platform relate to the Payment Processing, Merchant Acquiring and Business Solutions segments.

In response to the Staff’s comment, the Company has inserted on pages 6 and 68 a new graphic that it believes clarifies and enhances the depiction of the transaction processing value chain. The Company has also added introductory disclosure before the graphic explaining that each of its three business segments are collectively supported by the Company’s processing technology platform, proprietary network and direct sales force, which are described elsewhere in the prospectus. The Company believes that the narrative descriptions below the graphic also support the graphic depiction of the complementary and integrated nature of the Company’s service offerings.

* * *

Please do not hesitate to contact the undersigned at (212) 872-8115, or Shinah Chang at (310) 728-3061 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosures

cc:	Securities and Exchange Commission
Barbara C. Jacobs
Stephen Krikorian
Allicia Lam
Ryan Rohn

Securities and Exchange Commission February 6, 2013 Page 9

EVERTEC, Inc.
Luisa Wert Serrano, Esq.

Cahill, Gordon, and Reindel, LLP
Michael J. Ohler, Esq.

Annex A

[GOLDMAN ANTONETTI & CÓRDOVA, LLC LETTERHEAD]

[             , 2013]

EVERTEC, Inc.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

Re:	EVERTEC, Inc.
Registration Statement on Form S-1
File No. 333- [ ]

Ladies and Gentlemen:

We have acted as special counsel to EVERTEC, Inc., a Puerto Rico corporation (the “Company”), in connection with the preparation and filing by the Company with the Securities and Exchange Commission of a Registration Statement on Form S-1, as amended (File No. 333- [            ]) (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Act”). The Registration Statement relates to an underwritten public offering (the “IPO”) by the Company of up to [            ] shares of the Company’s common stock, par value $.01 per share (“Common Stock”) (the “Primary Shares”) and up to [            ] shares (including up to [            ] shares subject to the Underwriters’ (as defined below) overallotment option) of Common Stock (the “Secondary Shares”) to be sold by the selling stockholders listed in the Registration Statement (the “Selling Stockholders”) pursuant to the terms of an underwriting agreement (the “Underwriting Agreement”) to be executed by the Company, the Selling Stockholders and Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as representatives of the underwriters named therein (the “Underwriters”). This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

We have examined originals or certified copies of such corporate records of the Company and other certificates and documents of officials of the Company, public officials and others as we have deemed appropriate for purposes of this letter. We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all copies submitted to us as conformed, certified or reproduced copies. We have also assumed that, upon sale, the certificates for the Primary Shares will conform to the specimen thereof filed as an exhibit to the Registration Statement, will have been duly countersigned by the transfer agent and duly registered by the registrar for the Common Stock, and will have been delivered to the purchasers thereof. As to various questions of fact relevant to this letter, we have relied, without independent investigation, upon certificates of public officials and certificates of officers of the Company, all of which we assume to be true, correct and complete.

Based upon the foregoing, and subject to the assumptions, exceptions, qualifications and limitations stated herein, we are of the opinion that (i) when (x) the amended and restated certificate of incorporation of the Company, to be in effect in connection with the consummation of the IPO and filed as an exhibit to the Registration Statement, has been duly adopted by the Board

Annex A

of Directors of the Company and duly approved by the required stockholders in accordance with Article XIII of the current certificate of incorporation of the Company, and filed with and recorded by the Secretary of State of the Commonwealth of Puerto Rico, (y) the amended and restated bylaws of the Company, to be in effect in connection with the consummation of the IPO and filed as an exhibit to the Registration Statement, have been duly adopted by the Board of Directors of the Company and duly approved by the required stockholders in accordance with Section 10.18 of the current bylaws of the Company, and (z) the Underwriting Agreement has been duly executed and delivered and the Primary Shares have been issued and delivered in accordance with the resolutions of the Board of Directors of the Company approving such issuance and the Underwriting Agreement against payment in full of the consideration payable therefor as determined by the Board of Directors of the Company or a duly authorized committee thereof and as contemplated by the Underwriting Agreement, the Primary Shares will be duly authorized, validly issued, fully paid and non-assessable, and (ii) the Secondary Shares are duly authorized, validly issued, fully paid and non-assessable.

The opinions and other matters in this letter are qualified in their entirety and subject to the following:

A.	We express no opinion as to the laws of any jurisdiction other than the laws of the Commonwealth of Puerto Rico.

B.	This opinion letter is limited to the matters expressly stated herein and no opinion is to be inferred or implied beyond the opinion expressly set forth herein. We undertake no, and hereby disclaim any, obligation to make any inquiry after the date hereof or to advise you of any changes in any matter set forth herein, whether based on a change in the law, a change in any fact relating to the Company or any other person or any other circumstance.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Prospectus forming a part of the Registration Statement under the caption “Legal Matters”. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder.

Very truly yours,

*** DRAFT ***

Annex B

[GOLDMAN ANTONETTI & CÓRDOVA, LLC LETTERHEAD]

[             , 2013]

EVERTEC, Inc.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

Re:	EVERTEC, Inc.
Registration Statement on Form S-1
File No. 333- [ ]

Ladies and Gentlemen:

We have acted as special counsel to EVERTEC, Inc., a Puerto Rico corporation (the “Company”), in connection with the offering of the Company’s common stock described in the Registration Statement.

We hereby confirm that, in our opinion, the statements set forth in the Registration Statement under the heading “Material Puerto Rico Income Tax Consequences,” insofar as such statements summarize the Commonwealth of Puerto Rico tax laws referred to therein, and subject to the limitations set forth therein, fairly summarize in all material respects the matters described therein.

In rendering this opinion, we do not express any opinion concerning any laws other than the Commonwealth of Puerto Rico tax laws. Our opinion is based upon the existing provisions of applicable law, published rulings and releases of applicable agencies or other governmental bodies and existing case law, any of which or the effect of any of which could change at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which our opinion is based. Moreover, there can be no assurance that our opinion will be accepted by the Puerto Rico Treasury Department or, if challenged, by a court.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

*** DRAFT ***

Annex C

[AKIN GUMP STRAUSS HAUER & FELD LLP LETTERHEAD]

[             , 2013]

EVERTEC, Inc.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

Re:	EVERTEC, Inc.
Registration Statement on Form S-1
File No. 333- [ ]

Ladies and Gentlemen:

We have acted as special counsel to EVERTEC, Inc., a Puerto Rico corporation (the “Company”), in connection with the offering of the Company’s common stock described in the Registration Statement.

We hereby confirm that, in our opinion, the statements set forth in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences,” insofar as such statements summarize the U.S. federal tax laws referred to therein, and subject to the limitations set forth therein, fairly summarize in all material respects the matters described therein.

In rendering this opinion, we do not express any opinion concerning any laws other than the U.S. federal income tax laws. Our opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, judicial decisions and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), all as in effect on the date hereof, and any of which or the effect of any of which could change at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which our opinion is based. Moreover, there can be no assurance that our opinion will be accepted by the IRS or, if challenged, by a court.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

*** DRAFT ***

Akin, Gump, Strauss, Hauer & Feld, LLP